Exhibit 99-1
                                                                    ------------

[GRAPHIC OMITTED]
Koor Industries Ltd.


               KOOR INDUSTRIES' HOLDING MAKHTESHIM AGAN ANNOUNCES
                  INITIAL RESULTS FOR THE FOURTH QUARTER 2006

Tel Aviv, Israel - January 16 2007 - Koor Industries Ltd. (NYSE: KOR) ("Koor") a leading Israeli holding company announced today that Makhteshim Agan Industries ("Makhteshim Agan" or the "Company"), a company in which Koor currently holds approx. 40%, has issued an announcement relating to its expected revenues and net income for the fourth quarter of 2006. Following is a translation of its announcement.

"Makhteshim Agan today gave notice that following commencement of the analysis of its financial results for the fourth quarter of 2006 it expect to record a loss for that quarter in the sum of $ 35 - 40 million.

This expected negative impact on the Company's results stems from weak conditions in the agrochemical market in the fourth quarter, as well as other factors set out below, totaling $ 50 - 55 million (post tax), the consequences of which will be expressed in the financial statements for the fourth quarter of 2006:

A. Provisions for lawsuits, in the sum of $ 17 - 22 million, $ 10 million of which are related to a draft arbitration ruling which the Company reported during the course of the fourth quarter.

B. Provisions for employees and managers of $ 15 - 18 million. This item includes an increase of provisions made for the retirement of personnel due to the anticipated retirement of several dozen employees of the Company in Israel and overseas, as part of the Company's ongoing efficiency program.

C. Adjustment of $ 14 - 17 million in respect of an assessment by the Company regarding a reduction in the fair value of intangible rights in various of its products, which are recorded under the 'other assets' item in the sum of approximately $ 400 million in the Company's books. This decline in value stems from regulatory decisions in some of the regions in which the Company operates, which inhibit continued sale of such products in those regions, and from a reduction in prices for such products on the relevant markets.

D. Various other provisions in the sum of $ 10 - 14 million, mainly due to a provision for doubtful debts with respect to customers of the Company in Brazil, as well as various items such as a reduction on account of inventory.

The Company expects to record a tax benefit in the sum of $ 10 - 15 million for the above adjustments and provisions.

The Company notes that the above data are an estimate only, based on preliminary information in the Company possession, and that this data has not yet been audited or reviewed by the Company's auditors. The data set out above regarding adjustments and provisions has yet to undergo accounting classification or categorization, and therefore, the Company does not yet know how these items will be categorized in the various items of its profit and loss statement. This estimate might change, due, amongst other things, to the result of processing and analysis by the Company of the financial data for the purpose of preparation of its annual financial statements, which are expected to be published during the course of March 2007.

Avraham Biger, chairman of the board of directors and CEO of Makhteshim-Agan said: 'we are entering 2007 a slimmer company, but we are working hard to get the company back to its previous momentum.'"

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

COMPANY CONTACT                            IR CONTACTS
Avital Lev, CPA, Investor Relations        Ehud Helft/Kenny Green
Koor Industries Ltd.                       GK Investor Relations
Tel: 972 3 607 - 5111                      Tel: 1 866 704 - 6710
Fax: 972 3 607 - 5110                      Fax: 972 3 607 - 4711
avital.lev@koor.com                        ehud@gk-biz.com; kenny@gk-biz.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.